

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Brent M. Boyles
Chief Executive Officer
Maine & Maritimes Corporation
PO Box 789
Presque Isle, ME 04769

> **Re:** **Maine & Maritimes Corporation**
> **Item 4.01 Form 8-K**
> **Filed October 28, 2010**
> **File No. 333-103749**

Dear Mr. Boyles:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed October 28, 2010

1. Please tell us whether you have engaged McGladrey, or any other audit firm, as your new independent accountant. If so, please disclose that you have engaged them and the date on which you engaged them. Please also disclose whether the decision to engage the new accountants was recommended or approved by your audit or similar committee or Board of Directors if there is no such committee. Refer to paragraph (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief